Exhibit 6.3

LEGION M ENTERTAINMENT, INC.

EXECUTIVE EMPLOYMENT AGREEMENT

This Executive Employment Agreement (“Agreement”) is entered into between Terri Lubaroff, an individual (“Executive”), and LEGION M ENTERTAINMENT, INC., a Delaware corporation (the “Company”), effective as of September 1, 2016 (the “Effective Date”).

1.          Position; Commencement Date.

Executive will be employed in the position of Head of Content Acquisition and Corporate Secretary for the Company commencing as of the Effective Date.

2.          Duties.

Executive will perform such duties and functions as are generally associated with Executive’s positions specified above, as well as such other specific duties and functions that are reasonably assigned to her from time to time by the Board of Directors.

3.          At-Will Employment.

Executive’s employment with Company is for no fixed term and is at-will. Either Executive or the Company may terminate Executive’s employment at any time and for any reason or no reason, with or without cause and with or without notice. The at-will nature of Executive’s employment with the Company may be altered only in a writing expressly so stating signed by the Chief Executive Officer of the Company.

4.          Compensation.

(a)          Base Salary. Executive will receive an annual base salary of $125,000, which will be paid in accordance with the Company’s regular payroll practices, and which will be subject to withholding required by law. Executive’s annual base salary will be reviewed from time to time to determine whether, in the Company’s sole discretion, the annual base salary should be changed.

5.         Executive Benefits.

Executive will be eligible to participate in any executive benefit plans or programs, including but not limited to group medical benefits, sick leave and vacation leave, maintained or established by the Company to the same extent as other executives at Executive’s level within Company, subject to the generally applicable terms and conditions of the plan or program in question and the determination of any committee administering such plan or program.

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6.            Termination of Employment and Severance Benefits.

(a)          Termination of Employment.    Executive’s employment under this Agreement may be terminated upon the occurrence of any of the following events:

(i)          by the Company, for “Cause” (as defined in Section 7 below) (“Termination for Cause”);

(ii)         By the Company, other than a Termination for Cause, which termination may be made by the Company at any time at the Company’s sole discretion for any or no reason (“Termination Without Cause”);

(iii)        By the Executive as of the effective date of a written notice sent to the Company from Executive stating that Executive is electing to terminate his or her employment with the Company (“Voluntary Termination”)

(iv)        Following Executive’s death or Disability (as defined in Section 8 below).

(b)          Severance Benefits.         Executive shall be entitled to receive severance benefits upon termination of employment only as set forth in this Section 6(b):

(i)          Voluntary Termination. If Executive’s employment terminates by Voluntary Termination, then Executive shall not be entitled to receive payment of any severance benefits, Executive will receive payment(s) for all salary and unpaid vacation accrued as of the date of Executive’s termination of employment and Executive’s benefits will be continued under the Company’s then existing benefit plans and policies in accordance with such plans and policies in effect on the date of termination and in accordance with applicable law.

(ii)         Involuntary Termination. If Executive’s employment is terminated under Section 6(a)(ii) above, then Executive will be entitled to receive payment of severance benefits equal to six (6) months of Executive’s then-current regular monthly salary in effect immediately prior to such termination, and the Company’s right of repurchase and vesting restrictions with respect to any common stock or other securities of the Company held by Executive, including any equity incentives granted in accordance with Section 4(c) above (“Executive’s Securities”) shall lapse in their entirety. Such payments shall be made ratably over the three (3) months following such termination, according to the Company’s standard payroll schedule. Executive will also be entitled to receive payment on the date of termination of any bonus payable under Section 4(b). Health insurance benefits with the same coverage provided to Executive prior to the termination (e.g. medical, dental, optical, mental health) and in all other respects significantly comparable to those in place immediately prior to the termination will be provided at the Company’s cost over the 6 month severance period.

(iii)        Termination for Cause. If Executive’s employment is terminated for Cause, then Executive shall not be entitled to receive payment of any severance benefits. Executive will receive payment(s) for all salary and unpaid vacation accrued as of the date of Executive’s termination of employment and Executive’s benefits will be continued under the Company’s then existing benefit plans and policies in accordance with such plans and policies in effect on the date of termination and in accordance with applicable law.

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(iv)        Termination by Reason of Death or Disability. In the event that Executive’s employment with the Company terminates as a result in Executive’s death or Disability (as defined in Section 8 below), Executive or Executive’s estate or representative will receive all salary and unpaid vacation accrued as of the date of Executive’s death or Disability and any other benefits payable under the Company’s then existing benefit plans and policies in accordance with such plans and policies in effect on the date of death or Disability and in accordance with applicable law. In addition, Executive’s estate or representative will receive the amount of Executive’s target bonus for the fiscal year in which the death or Disability occurs to the extent that the bonus has been earned as of the date of Executive’s death or Disability, as determined by the Board of Directors or its Compensation Committee based on the specific corporate and individual performance targets established for such fiscal year. Also, Executive’s estate or representative will receive one (1) year of Executive’s then-currently regular monthly salary in effect immediately prior to such death or Disability, to be paid ratably over the three (3) months following such death or Disability.

7.           Definition of Cause.

For purposes of this Agreement, “Cause” shall mean:

(a)          Executive’s gross misconduct or consistent and willful negligence in performance of her duties hereunder, including Executive’s refusal to comply in any material respect with the legal and reasonably achievable directives of the Company’s Board of Directors so long as such directives are not inconsistent with the Executive’s experience, position, and duties, and such refusal to comply is not remedied within thirty (30) business days after receipt of written notice from the Board of Directors, which written notice shall define a commercially reasonable remedy that is acceptable to the Board of Directors and state that failure to remedy such conduct may result in Termination for Cause;

(b)          A material act of fraudulent conduct, a deliberate attempt to do a material injury to the Company, or conduct that materially discredits the Company or is materially detrimental to the reputation of the Company, including commission of any felony or any crime involving moral turpitude;

(c)          Willful and material breach of the Company’s material policies;

(d)          Intentional and material damage to the Company’s property; or

(e)          Material breach of any element of the Company’s Proprietary Information and Inventions Agreement, including without limitation, Executive’s theft or other misappropriation of the Company’s proprietary information.

8.          Definition of Disability

For purposes of this Agreement, “Disability” shall mean that Executive has been unable to perform his or her duties hereunder as a result of his or her physical or mental incapacity, and such inability, which continues for at least sixty (60) consecutive calendar days or one-hundred twenty days in any 12 month period, and is determined to be partial or total by a physician selected by the Company.

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9.          Reimbursements.

Executive will be reimbursed on a regular basis for reasonable, necessary and properly documented business and travel expenses incurred for the purpose of conducting the Company’s business.

10.         Conflicting Employment.

While employed by the Company, Executive will devote Executive’s entire efforts to Executive’s duties and obligations with Company. Executive will not work as an executive or consultant of any other organization or engage in any business other than for the Company, without the express prior written approval of the Company. Upon commencement of employment, Executive will not be employed by any other person or organization. Any such written approval shall be attached as Exhibit A to this agreement.

11.         Proprietary Information Agreement.

Executive’s employment is conditioned upon Executive’s execution, return and faithful observance of the Company’s Proprietary Information Agreement (“Confidential Information Agreement”).

12.         Written Amendment or Modification.

This Agreement may not be changed, altered, modified, or amended, except by a writing signed by Executive and the President of the Company expressly acknowledging that it is changing, altering, modifying or amending the Agreement.

13.         Successors and Assigns.

This Agreement shall be binding upon Executive’s heirs, executors, administrators and other legal representatives and will be for the benefit of the Company, its successors and assigns. This Agreement is specific to Executive and may not be assigned or substituted for by Executive without the express written consent of the Company’s Chief Executive Officer.

14.         Waiver.

No modification, waiver or discharge of this Agreement will be effective unless in writing signed by the Executive and by the Board of Directors of the Company. No waiver by either party of any condition or provision of this Agreement shall be considered a waiver of any other condition or provision or a waiver of the same condition or provision at another time.

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15.         Entire Agreement.

This Agreement and the Proprietary Information Agreement referenced herein, set forth the entire agreement and understanding between the Company and Executive relating to the subject matter herein and supersede all prior or contemporaneous discussions and agreements between the parties.

16.         Governing Law.

This Agreement shall be governed by the laws of the State of California, without regard to any choice of law provisions that would apply the law of any other state.

17.         Severability.

The invalidity or unenforceability of one or more provisions of this Agreement shall not affect the validity or enforceability of any other provision hereof, which shall remain in full force and effect to the maximum extent of the law.

18.         Arbitration.

Executive and the Company mutually agree that, to the fullest extent allowed by law, they will submit all disputes arising under this Agreement and the Confidential Information Agreement or arising out of or related to Executive’s employment with Company to final and binding arbitration before an arbitrator associated with the American Arbitration Association. The arbitrator selected shall have the authority to grant Executive or the Company or both all remedies otherwise available by law.

The arbitrator will be mutually agreed to by Executive and the Company. In the event Executive and the Company cannot agree upon the arbitrator within fifteen (15) days of submission by Executive or the Company of notice of intent to arbitrate the dispute, the arbitrator will be selected from a neutral panel pursuant to the Employment Dispute Resolution Rules of the American Arbitration Association (“AAA Rules”). The arbitration will be conducted in accordance with the AAA Rules. Notwithstanding anything to the contrary in the AAA Rules, however, the arbitration shall provide (i) for written discovery and depositions adequate to give the parties access to documents and witnesses that are essential to the dispute and (ii) for a written decision by the arbitrator that includes the essential findings and conclusions upon which the decision is based. Executive and the Company shall each bear his or its own costs and attorneys’ fees incurred in conducting the arbitration, and, except in such disputes where Executive asserts a claim otherwise under a state or federal statute prohibiting discrimination in employment (a “Statutory Claim”), shall split equally the fees and administrative costs charged by the arbitrator and AAA. In disputes where Executive asserts a Statutory Claim against the Company, Executive shall be required to pay only the AAA filing fee to the extent such filing fee does not exceed the fee to file a complaint in state or federal court. The Company shall pay the balance of the arbitrator’s fees and administrative costs.

The prevailing party in the arbitration, as determined by the arbitrator, shall be entitled to recover her or its reasonable attorneys’ fees. In disputes where Executive asserts a Statutory Claim, recovery of reasonable attorneys’ fees shall be awarded by the arbitrator based on the same standard as such fees would be awarded if the Statutory Claim had been asserted in state or federal court.

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This mutual agreement to arbitrate disputes does not prohibit or limit either Executive’s or the Company’s right to seek equitable relief from a court, including but not limited to injunctive relief, pending the resolution of a dispute by arbitration.

19.         Counterparts.

This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together will constitute one and the same instrument.

IN WITNESS WHEREOF, each of the parties has executed this Agreement, in the case of the Company by its duly authorized officer, as of the day and year first above written.

[Signature Page Follows]

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LEGION M ENTERTAINMENT, INC.

By:	/s/ Paul Scanlan	Date: December 5, 2016

Paul Scanlan, Cofounder and CEO
Print Name and Title

EXECUTIVE:

/s/ Terri Lubaroff	Date: November 18, 2016

Terri Lubaroff
Print Name

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